ULTIMUS
Your Fund Matters

                                                                                     FILED VIA EDGAR

February 22, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ISI Strategy Fund, Inc. (the “Fund”)
File Nos. 811-08291 and 333-31127
Response to Staff’s Comments on Post-Effective Amendment No. 17

Ladies and Gentlemen:

Ms. Patsy Mengiste of the Commission’s staff recently contacted us to provide comments on Post-Effective Amendment No. 17 to the Fund’s registration statement on Form N-1A.  The following are the comments provided and the Fund’s response to each:

1.
In the section Investment Objective on page 3 of the Prospectus, the second sentence reflects a strategy and is not part of the Fund’s investment objective.  Move that sentence to the Principal Investment Strategies section.

RESPONSE:  The relevant sentence has been moved to the Principal Investment Strategies section, as requested.

2.
In the table of Annual Fund Operating Expenses within the Fees and Expenses section on page 3 of the Prospectus, change the caption “Distribution and/or Service (12b-1) Fees” to specify whether such expenses are distribution fees, service fees or both.

RESPONSE: The relevant caption has been changed to “Distribution and Service (12b-1) Fees.”

3.
Revise the Example disclosure within the Fees and Expenses section on page 3 of the Prospectus to delete the phrase “that all dividends and distributions are reinvested”.  This language is not part of the disclosure required by the instructions to Form N-1A.

RESPONSE:  The relevant disclosure has been deleted, as requested.

Ultimus Fund Solutions, LLC	255 Pictoria Drive, Suite 450	Phone: 513 587 3400
www.ultimusfundsolutions.com	Cincinnati, Ohio 45246	Fax: 513 587 3450

4.
Remove the following sentence from the Principal Investment Strategies section of the Prospectus:  Edward S. Hyman and R. Alan Medaugh, Chairman and President, respectively, of the Advisor, guide the allocation of the Fund’s assets.

RESPONSE:  The relevant sentence has been deleted, as requested.

5.
In the highlighted sentence in the Principal Risks section on page 5 of the Prospectus, insert the word “principal” so that the sentence reads — Some of the specific principal risks of investing in the Fund are listed below.

RESPONSE:  The relevant sentence has been revised, as requested.

6.
In the third sentence of the Performance Summary section on page 7 of the Prospectus, insert the phrase “for 1, 5 and 10 years” so that the sentence reads — The performance table shows how the Fund’s average annual total returns for 1, 5 and 10 years compare with those of a broad measure of market performance.

RESPONSE:  The relevant sentence has been revised, as requested.

7.
In the Performance Summary section, the last sentence on page 7 (“The impact of taxes and sales charges is not reflected in the bar chart; if reflected, returns would be less than those shown.”) should not be positioned as a footnote to the performance bar chart.  Such disclosure may, however, be included as part of the introductory paragraph of the Performance Summary section which immediately precedes the performance bar chart.

RESPONSE:  The relevant sentence has been moved to the introductory paragraph immediately preceding the bar chart.

8.
Delete all of the footnotes to the table of Average Annual Total Returns in the Performance Summary section on page 8.  With respect to the discussion of the Wilshire 5000 Index in footnote 4, a brief description of such Index may be included as part of the introductory paragraph immediately preceding the table of Average Annual Total Returns.

RESPONSE:  All of the footnotes to the table of Average Annual Total Returns have been deleted, as requested.  The sentence describing the Wilshire 5000 Index, previously included in footnote 4 to such table, has been moved to the introductory paragraph immediately preceding the table.

9.	Add a parenthetical for the Wilshire 5000 Index in the table of Average Annual Total Returns to indicate that the returns for the Index reflect no deduction for fees, expenses, or taxes.

RESPONSE:   The requested disclosure has been added.

10.
In the Purchase and Sale of Fund Shares section on page 9 of the Prospectus, delete the following sentence under the caption “Minimum Initial Investment”:  These requirements may be waived or reduced at the discretion of the Fund.

RESPONSE:  The relevant sentence has been deleted, as requested.

11.	In the Purchase and Sale of Fund Shares section on page 9 of the Prospectus, revise the caption “Minimum Additional Investment” to “Minimum Subsequent Investment.”

RESPONSE:  The relevant caption has been revised to “Minimum Subsequent Investment,” as requested.

12.
In the Purchase and Sale of Fund Shares section on page 9 of the Prospectus, delete the following sentence under the caption “General Information”: Orders are processed at the offering price (net asset value plus the applicable sales charge) next calculated after the Fund receives your request in proper form.

RESPONSE:  The relevant sentence has been deleted, as requested.

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We acknowledge that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in Fund filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3403 if you have any questions.

Very truly yours,

/s/ John F. Splain

John F. Splain
Managing Director